                                                                    EXHIBIT 99.2

                                 March 11, 1999



Carrizo Oil & Gas, Inc.
14811 St. Mary's Lane, Suite 148
Houston, Texas  77079

Re: Reserves Evaluation to the Interests of Carrizo Oil & Gas Corp. Heavy Oil Properties, Anderson County, Texas

Gentlemen:

At your request, Fairchild, Ancell & Wells, Inc. (FAW) has performed an evaluation to estimate proved reserves and future cash flows attributable to Carrizo's proposed "high grade" development program for the subject properties.

This development plan targets only the thicker regions of the oil sand and thereby provides for better heat utilization, improved recovery and fewer overall patterns to be developed and operated.

Our resulting estimate of proved reserves and cash flows as of January 1, 1999 is summarized below. These estimates have incorporated Carrizo's most recent fuel and oil prices, operating costs and development costs.


                                     SUMMARY
                 ESTIMATED PROVED RESERVES AND FUTURE CASH FLOWS
                    CAMP HILL FIELD - ANDERSON COUNTY, TEXAS
                  TO THE INTERESTS OF CARRIZO OIL AND GAS CORP.
                          (HIGH GRADE DEVELOPMENT PLAN)

                                EFFECTIVE 1/1/99


                                                                                      Future
                                                Net                               Cash Flows (M$)
                                                                  ------------------------------------------------
                                          Reserves Mbbls             Undiscounted            Discounted at 10%
                                          --------------             ------------            -----------------

Proved Producing
    18 Pattern Leases                          691.8                    2,794.8                    2,334.9
    10 Pattern Lease                           145.2                      414.9                      350.8
                                             -------                    -------                    -------
Total Proved Producing                         837.0                    3,209.7                    2,685.7

Proved Undeveloped
    Delaney A Lease                            329.2                      362.1                      182.1
    Temple Eastex C Lease                    1,448.3                    2,880.3                    1,806.4
    C. Rosson Lease                            675.2                    1,756.4                      925.4
                                             -------                    -------                    -------
Total Proved Undeveloped                     2,452.7                    4,998.9                    2,913.9

Total Proved                                 3,289.7                    8,208.6                    5,599.6


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Carrizo Oil & Gas, Inc.
March 11 1999
                                                                          Page 2


                    FUTURE CASH FLOW - TOTAL PROJECT BY YEAR

                                                   Future
                                               Cash Flows (M$)
                            ------------------------------------------------------
                  Year         Undiscounted               Discounted at 10%
                  ----         ------------               -----------------

                  1999              -101.0                         -96.3
                  2000               232.3                         201.4
                  2001             1,814.8                       1,430.0
                  2002             2,272.8                       1,628.1
                  2003             1,921.0                       1,251.0
                  2004             1,419.0                         840.1
                  2005               560.4                         301.6
                  2006                89.3                          43.7
                  2007                 0.0                           0.0

                 TOTAL             8,208.6                      5,599.6

The reserves and future cash flows to the evaluated interests were based on economic parameters and operating conditions considered applicable and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). Hydrocarbon prices in effect on 1/1/99 were used in the preparation of this report and current costs were held constant throughout the life of the properties.

The estimated reserves and future cash flows shown in this report are for proved developed producing and proved undeveloped reserves. Our estimates do not include any value which might be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been assigned.

In performance of this evaluation, we have relied upon information furnished by Carrizo with respect to property interests owned, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production. With respect to the technical files supplied by Carrizo, we have accepted the authenticity and sufficiency of the data contained therein.

Future cash flow is presented after deducting production taxes and after deducting future capital costs and operating expenses, but before consideration of Federal income taxes. The future cash




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Carrizo Oil & Gas, Inc.
March 11 1999
                                                                          Page 3



flow has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the costs of abandoning the properties.

Fairchild, Ancell & Wells, Inc. expresses no opinion as to the fair market value of the evaluated properties.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales rates and the prices actually received for the reserves along with the costs incurred in recovering such reserves may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Fairchild, Ancell & Wells, Inc. nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering worksheets are maintained on file in our office and are available for review.

We appreciate this opportunity to provide our services.


                                Yours very truly,





                                FAIRCHILD, ANCELL & WELLS, INC.